UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

27 September 2010
Commission File Number 1-06262

BP p.l.c.
(Translation of registrant’s name into English)

1 ST JAMES’S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-157906) OF BP CAPITAL MARKETS p.l.c. AND BP p.l.c.; THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-79399) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-67206) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103924) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-102583) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123482) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123483) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131583) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131584) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-132619) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146868) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146870) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146873) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149778) OF BP p.l.c., AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Standard & Poor’s Research

The following is an extract from Standard & Poor’s Research issued 24 September 2010:

“Rating Action

On Sept. 24, 2010, Standard & Poor's Ratings Services affirmed its ‘A’ long-term and ‘A-1’ short-term corporate credit ratings on BP PLC (BP) and its related entities. At the same time, the ratings on BP were removed from CreditWatch, where they were originally placed with negative implications on June 4, 2010, following the ongoing efforts to stem the oil spill from the Macondo well in the Gulf of Mexico. The outlook is negative.

Rationale

The CreditWatch resolution acknowledges the reported mid-July cessation of the oil spill from the Macondo well, the subsequent sealing of the well, BP’s bolstered liquidity position, and the conclusion of our CreditWatch review.

The ratings affirmation reflects our opinion that BP should have sufficient liquid resources to meet likely oil spill-related cash outflows of at least $20 billion over 2010 and 2011 together. Furthermore, with a robust asset portfolio, we think BP should retain adjusted credit measures, such as funds from operations to debt of around 40%, that would, for a couple of years, be commensurate with the ratings under our base-case assumptions.

BP reported net debt of $23.3 billion as of June 30, 2010. Standard & Poor's-adjusted debt on the same date was $82.7 billion, up from $58.0 billion at Dec. 31, 2009. This figure includes customary adjustments and the Macondo-related provision, but excludes uncompleted disposals. BP management has indicated asset disposals of up to $30 billion by year-end 2011, with presently undrawn committed funding of over $17 billion to bridge to receipt of proceeds. This is before free cash flow generation.

We estimate likely near-term outflows over $20 billion as follows, with $15 billion in 2010 and at least $5 billion in 2011: BP stated that it had paid $9.5 billion up to mid-September for spill-related activities, $7.4 billion since June. We now anticipate that these costs could top $10 billion. In addition, BP has committed to pay $10 billion (of $20 billion) in installments by year-end 2011 to the Gulf Coast Claims Facility. Furthermore, although timing is uncertain, fines under applicable law, including the U.S. Clean Water Act, could be in the order of $5 billion, although they could be several times this amount if there is a finding of gross negligence in relation to the spillage.

Our ratings assume any payments materially in excess of $25 billion and potentially up to double this level are spread over a number of years. We also factor in that BP business assets remain robust and sustain operating cash flow, before spill-related payments, of around $30 billion in 2010 and in excess of $25 billion after the indicated disposals of up to 12.5% of BP’s current production capacity. We understand that BP will meet spill-related payments first and continue to seek reimbursement from its operating partners, Anadarko Petroleum Corp. (BBB-/Negative/--; 25% share) and a subsidiary of Mitsui & Co. Ltd. (A+/Negative/A-1; 10% share).

We assess BP’s business and financial risk profiles as ‘strong’ and ‘modest,’ respectively. This reflects our view that the still-meaningful uncertainties facing BP distinguish it from its peers, whose significant underlying strengths—including huge global cash-generative upstream activities—it otherwise shares. These uncertainties include continuing investigations into the causes of the Macondo disaster; the extent to which BP’s operations, in particular in the U.S., are disadvantaged operationally in the future; and the nature and scope of legal actions against BP.

Liquidity

BP’s short-term rating is ‘A-1’. We view BP’s liquidity as adequate. We anticipate broadly breakeven free cash flow after spill-related payments of about $15 billion and dividends paid of $2.5 billion in 2010.

In our analysis, cash balances, operating cash flow generation, anticipated asset sales, and bank lines more than offset anticipated calls on liquidity including short-term debt, remaining committed acquisitions, ongoing direct oil-spill costs, committed payments into escrow, and manageable collateral posting requirements. We understand the loan documentation does not include any significant repayment triggers.

At the end of June 2010, our estimate of BP’s surplus cash balances before acquisitions was $5.8 billion, with reported cash of $7.3 billion.

Committed undrawn credit lines are about $17.0 billion, most of which mature in late 2011, although a small tranche matures in 2013. Short-term debt fell to $8.3 billion on June 30, 2010, from $12.0 billion a year earlier.

We understand that commercial paper outstanding is modest, and that a majority of the $4.5 billion long-term revenue bonds and U.S. prepaid natural gas transactions have been repurchased.

Outlook

The negative outlook reflects our opinion that key risks for BP’s creditworthiness will now play out over the coming year rather than imminently. We will review the outcomes of the oil spill investigations in the U.S., likely over the coming year. We are particularly mindful of the potential ramifications of adverse investigation outcomes, in terms of direct fines, litigation, and for operations. Rating implications would hinge on the perceived additional impact on both BP’s business and financial risk profiles.

With BP’s demonstrated financial flexibility and ongoing cash generation, we believe near-term downside rating risk for purely financial reasons is moderate, unless spill-related payments materially exceed $25 billion by year-end 2011. We see the rebuilding, over time, of confidence in BP's operational and safety capabilities as important to support the ratings.

A sustained decline in the oil price below our long-term price assumption of $65 per barrel and operating cash flow below $25 billion would likely put pressure on the ratings. Similarly, a prolonged delay in executing disposals could undermine our current assessment of BP's liquidity position as adequate.”

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)
Dated: 27 September 2010	/s/ David Jackson
DAVID JACKSON
Company Secretary